Certificate of Qualifications

I, Michael Richard Holmes, MSAIMM, do hereby certify that:

1.

I am an employee of:

Bateman Engineering Pty Ltd.

Level 8, 301 Coronation Drive

Milton, QLD 4064

AUSTRALIA

2.

I graduated with a BSc Engineering degree in Metallurgy from the University of the Witwatersrand, RSA in 1985.  In addition I have obtained a BComm, from UNISA in 1994 and a MBA from the Wits Business School in Johannesburg in 1997.

3.

I am a Member of the South African Institute of Mining and Metallurgy (Membership No. 40334) and am a registered, Professional Engineer with ECSA – the Engineering Council of South Africa (Pr. Eng No. 910429).

4.

I have worked in the metallurgical field for a total of 19 years.

5.

I have read the definition of  “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I am responsible for various inputs to the technical report titled Updated Preliminary Assessment of the El Boleo Copper Cobalt Project, (the “Technical Report”) and dated January 2007 relating to the Property, including all metallurgical input, certain capital cost projections and the process plant operating cost projections.  I have visited the Property on four occasions in the past 32 months, namely May 2004, August 2004, February 2005 and September 2006.

7.

I have had an involvement in the Property since May 2004.  The nature of this involvement includes the co-ordination of the feasibility study as the designated Bateman Project Manager

8.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.

I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10.

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated 31 January, 2007

Signature of Qualified Person

/s/ Michael R. Holmes

Michael Richard Holmes BSc (Eng),  BComm, MBA, MSAIMM, Pr Eng

Print name of Qualified Person